

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Elwood G. Norris
Chief Executive Officer
Parametric Sound Corporation
1941 Ramrod Avenue, Suite #100
Henderson, Nevada 89014

      Re: Parametric Sound Corporation
              Form 10-12G/A
              Filed July 27, 2010
              File No. 000-54020

Dear Mr. Norris:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              /s/ Paul Fischer for
              Larry Spirgel
              Assistant Director

cc: Via facsimile to (435) 628-1610
        Joshua E. Little, Esq.